FORM 55-102F6 12g 82-3520

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collectio[n] ... for purposes of the ... Some of the require[d] ... disclosed to any pe[rson] ... may contact the se[curities] ...

07027398

...n required under this form is collected on behalf of and used by the securities regulatory authorities set out below ...rities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland ...islation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be ...orities or their authorized representatives. If you have any questions about the collection and use of this information, you ...quired information is filed, at the address(es) or telephone number(s) set out on the back of this report.

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE DIAMONDS EXPL'N.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [✓] [ ] [ ] [ ] [ ]

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 24 / 09 / 07

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME ... NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: KEEVIL

GIVEN NAMES: GORDON

NO. / STREET / APT: 3790 SOUTHRIDGE AVENUE

CITY: WEST VANCOUVER

PROV: BC

POSTAL CODE: V7V 3J1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [✓] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [✓] ONTARIO
- [ ] QUÉBEC
- [✓] SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	126452	11 / 10 / 07	90		36000			90452	1	
COMMON	0	11 / 10 / 07	90	36000				36000	2	RRSP
OPTIONS	1437500							1437500	1	
WARRANTS	43750							43750	1	

ATTACHMENT [ ] YES [ ] NO

BOX 6. REMARKS

dlw 10/19

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GORDON KEEVIL

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 12 / 10 / 07

CORRESPONDENCE [ ] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 8 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

PROCESSED OCT 23 2007 THOMSON FINANCIAL

RECEIVED 2007 OCT 18 A 11: 22

END